UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 21, 2016 (Filing Number: 2016-02-009699) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Dividend Distribution – Supplemental Report

Item 1

Dividend Distribution – Supplemental Report

Further to the Company's immediate report dated February 6, 2019 (reference number 2019-02-012828) regarding a dividend distribution out of the Company’s revenues in the amount of about $62 million, the Company hereby reports that the dividend amount per share in US dollars is $0.04800, and the dividend amount per share for shareholders who will receive the payment in Shekels is about ILS 0.1737120 based on today’s representative exchange rate as published by the Bank of Israel.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The payment date is March 13, 2019. From the current dividend payment, Israeli tax will be withheld at the following rates:

(1) with respect to approximately 80.78% of the dividend, an Israeli-resident company will not be charged for withholding tax; an Israeli-resident individual will be charged for withholding tax at a rate of 25%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) regarding approximately 16.14% of the dividend, Israeli residents (individuals and companies) will be charged for withholding tax at a rate of 15%, and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 4%, or in accordance with the applicable international tax treaties – whichever is lower; (3) with respect to approximately 3.08% of the dividend, an Israeli-resident company will not be charged for withholding tax; an Israeli-resident individual will be charged for withholding tax at a rate of 20%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 20% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess of the withholding tax rates described above, from shareholders holding shares that are traded on NYSE not through an Israeli bank, please visit the Company's webpage, by clicking this link: http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2019/01/NYSE-dividend-Israeli-withholding-tax-ruling-1.1.2019.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 27, 2019